SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: March 14, 2006

Commission File No. 000-50790

SUPERCOM, LTD.

Millennium Building, 3 Tidhar Street, P.O.B. 2094,
Raanana 43665 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X      Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X-

SuperCom, Ltd.

Form 6-K

TABLE OF CONTENTS

Page

Appointment of Principal Officer	1
Signatures	2
Exhibit Index	3

Appointment of Principal Officer

On March 13, 2006, SuperCom Ltd. issued a release announcing the appointment of Eyal Tuchman as SuperCom’s Chief Executive Officer. Mr. Tuchman will succeed Avi Schechter in April 2006. Mr. Schechter will continue to serve as a consultant for the company. Prior to his appointment as Chief Executive Officer, Mr. Tuchman was SuperCom’s Chief Financial Officer and Vice President, Corporate Finance. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

Mr. Tuchman, 37, has served as SuperCom’s Chief Financial Officer and Vice President, Corporate Finance for the past three years. Mr. Tuchman has years of experience in accounting and finance in publicly traded companies. Prior to joining SuperCom Ltd. in 2002, he served as Chief Financial Officer of Magam Group, a company traded on the Tel-Aviv Stock Exchange, from 1996 to 2002, and before that, was a Senior Auditor at Kessleman & Kessleman (today, PriceWaterhouseCoopers). Mr. Tuchman holds a B.A. in Economics & Accounting from Ben Gurion University and is a certified public accountant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERCOM, LTD.

By:	/s/ Eyal Tuchman
Eyal Tuchman
Chief Financial Officer
Date: March 14, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement dated March 13, 2006.